UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            COLONIAL PROPERTIES TRUST
================================================================================
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE
================================================================================
                         (Title of Class of Securities)

                                   195872 10 6
================================================================================
                                 (CUSIP Number)

                                THOMAS H. LOWDER
            2101 SIXTH AVENUE NORTH, SUITE 750, BIRMINGHAM, AL 35203
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2002
================================================================================
             (Date of Event which Requires filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------------
CUSIP No.         195872 10 6
================================================================================

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

================================================================================
                  Thomas H. Lowder
================================================================================

              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                  (a) X

                  (b)
================================================================================

              3.  SEC Use Only


================================================================================

              4. Source of Funds (See Instructions)


                  PF, AF, 00
================================================================================

              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)


================================================================================

              6.  Citizenship or Place of Organization


                  U.S.A.
================================================================================

                     7.   Sole Voting Power

                          170,014*
                          1,745,304 (upon exercise of options and redemption of units of limited partnership interest ("Units") in Colonial Realty Limited Partnership)**
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
    Person With
                     ===========================================================
                     8.   Shared Voting Power


                          175,296***
                          1,369,396 (upon redemption of Units)****

                     ===========================================================
                     9.   Sole Dispositive Power


                          170,014*
                          1,745,304 (upon exercise of options and redemption of
                                     Units)**

                     ===========================================================
                     10.  Shared Dispositive Power


                          175,296***
                          1,369,396 (upon redemption of Units)****

================================================================================

              11. Aggregate Amount Beneficially Owned by Each Reporting Person


                  3,460,010
================================================================================

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)

================================================================================

              13. Percent of Class Represented by Row (11)


                  14.21%
================================================================================

              14. Type of Reporting Person (See Instructions)


                  IN
================================================================================

CUSIP No.         195872 10 6
================================================================================

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                  James K. Lowder
================================================================================

              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                  (a) X

                  (b)
================================================================================

              3.  SEC Use Only


================================================================================

              4. Source of Funds (See Instructions)


                  PF, AF, 00
================================================================================

              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)


================================================================================

              6.  Citizenship or Place of Organization


                  U.S.A.
================================================================================

                      7.   Sole Voting Power

                           131,353*****
                           581,001 (upon exercise of options and redemption of
                                    Units)******
     Number of
       Shares
    Beneficially
      Owned by
        Each
     Reporting
    Person With
                      ==========================================================
                      8.   Shared Voting Power

                           175,296***
                           1,369,396 (upon redemption of Units)****

                      ==========================================================
                      9.   Sole Dispositive Power


                           131,353*****
                           581,001 (upon exercise of options and redemption of
                                    Units)******

                      ==========================================================
                      10.  Shared Dispositive Power


                           175,296***
                           1,369,396 (upon redemption of Units)****

================================================================================

              11. Aggregate Amount Beneficially Owned by Each Reporting Person


                  2,257,046
================================================================================

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ............

================================================================================

              13. Percent of Class Represented by Row (11)


                  9.74%
================================================================================

              14. Type of Reporting Person (See Instructions)


                  IN
================================================================================

CUSIP No.         195872 10 6
================================================================================

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                  Robert E. Lowder
================================================================================

              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                  (a)

                  (b) X
================================================================================

              3.  SEC Use Only


================================================================================

              4. Source of Funds (See Instructions)


                  PF, AF, 00
================================================================================

              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)


================================================================================

              6.  Citizenship or Place of Organization


                  U.S.A.
================================================================================

                      7.   Sole Voting Power

                           31,215+
                           742,396 (upon exercise of options and redemption of
                                    Units)++
     Number of
       Shares
    Beneficially
      Owned by
        Each
     Reporting
    Person With
                      ==========================================================
                      8.   Shared Voting Power


                           0
                           0

                      ==========================================================
                      9.   Sole Dispositive Power


                           31,215+
                           742,396 (upon exercise of options and redemption of
                                    Units)++

                      ==========================================================
                      10.  Shared Dispositive Power

                           0

================================================================================

              11. Aggregate Amount Beneficially Owned by Each Reporting Person


                  773,611
================================================================================

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ............
================================================================================

              13. Percent of Class Represented by Row (11)


                  3.30%
================================================================================

              14. Type of Reporting Person (See Instructions)


                  IN

================================================================================

CUSIP No.         195872 10 6
================================================================================

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                  Colonial Commercial Investments, Inc. ("CCI")
================================================================================

              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                  (a) X

                  (b)
================================================================================

              3.  SEC Use Only


================================================================================

              4. Source of Funds (See Instructions)


                  00
================================================================================

              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)


================================================================================

              6.  Citizenship or Place of Organization


                  Alabama
================================================================================

                        7.   Sole Voting Power

                             175,296
                             1,369,396 (upon redemption of Units)
      Number of
        Shares
     Beneficially
       Owned by
         Each
      Reporting
     Person With
                        ========================================================
                        8.   Shared Voting Power

                             0
                        ========================================================
                        9.   Sole Dispositive Power

                             175,296
                             1,369,396 (upon redemption of Units)
                        ========================================================
                        10.  Shared Dispositive Power

                             0
================================================================================

              11. Aggregate Amount Beneficially Owned by Each Reporting Person


                  1,544,692
================================================================================

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ............
================================================================================

              13. Percent of Class Represented by Row (11)


                  6.42%
================================================================================

              14. Type of Reporting Person (See Instructions)


                  PN
================================================================================

* Comprised of (a) 89,902 Common Shares owned directly, (b) 14,538 Common Shares owned in the Colonial Properties Trust 401(k) Plan as of December 17, 2002, (c) 4,000 Common Shares owned by a trust for the benefit of Thomas H. Lowder's children and (d) 61,574 shares owned by Equity Partners Joint Venture ("EPJV"), a joint venture of which Thomas
         H. Lowder is the sole Managing Agent.

** Comprised of (a) 132,827 Common Shares issuable upon exercise of options owned directly which are currently exercisable or become exercisable within 60 days, (b) 43,500 Common Shares issuable upon exercise of options held by a trust for the benefit of Thomas H. Lowder's children which are currently exercisable or become exercisable within 60 days, (c) 466,521 Common Shares issuable upon redemption of Units owned directly, (d) 89,285 Common Shares issuable upon redemption of Units owned indirectly through THL Investments, LLC, (e) 195 Common Shares issuable upon redemption of Units owned by a trust for the benefit of Thomas H. Lowder's children, and (f) 1,012,976 Common Shares issuable upon redemption of Units owned by EPJV.

*** Represents Common Shares owned by Colonial Commercial Investments, Inc. ("CCI"), an entity wholly owned and controlled by Thomas H. Lowder and James K. Lowder.

**** Represents Common Shares issuable upon redemption of Units owned by CCI.

***** Comprised of (a) 80,408 Common Shares owned directly, (b) 31,775Common Shares owned in the Colonial Properties Trust 401(k) Plan as of December 17, 2002, and (c) 19,200 Common Shares owned by James K. Lowder as custodian for his children.

****** Comprised of (a) 25,000 Common Shares issuable upon exercise of options which are currently exercisable or become exercisable within 60 days,
         (b) 446,521 Common Shares issuable upon redemption of Units owned directly, (c) 89,285 Common Shares issuable upon redemption of Units owned indirectly through JKL Investments, LLC, and (d) 195 Common Shares issuable upon redemption of Units owned by a trust for the benefit of James K. Lowder's children.

+        Represents Common Shares owned directly.

++ Comprised of (a) 737,201 Common Shares issuable upon redemption of Units owned directly by Robert E. Lowder, (b) 5,000 Common Shares issuable upon exercise of options which are currently exercisable or become exercisable within 60 days and (c) 195 Common Shares issuable upon redemption of Units owned by a trust for the benefit of Robert E. Lowder's children.

Item 1.           Security and Issuer

         This statement relates to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Colonial Properties Trust, an Alabama real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 2101 Sixth Avenue North, Suite 750, Birmingham, AL 35203.

         This statement amends and supplements, to the extent set forth below, Amendment No. 1 to Schedule 13D filed on February 16, 1999 by Colonial Commercial Investments, Inc., an Alabama corporation ("CCI"), Equity Partners Joint Venture, an Alabama joint venture ("EPJV"), Thomas H. Lowder, James K. Lowder and Robert E. Lowder. This amendment is being filed primarily to clarify that Thomas H. Lowder, as sole Managing Agent of EPJV, has sole power to vote and sole power to dispose of the Common Shares beneficially owned by EPJV, and therefore only Thomas H. Lowder (and neither James K. Lowder nor Robert E.
Lowder) beneficially owns those Common Shares. EPJV is a joint venture among CCI, which is wholly owned by Thomas H. Lowder and James K. Lowder; Colonial Properties Management Association, a general partnership of which the three Lowder brothers are the sole general partners; and Robert E. Lowder. This amendment also updates the beneficial ownership information of the Reporting Persons through September 30, 2002.


Item 2.           Identity and Background

         This statement is being filed by Thomas H. Lowder, James K. Lowder and Robert E. Lowder, who are brothers; and by CCI, which is owned and controlled by Thomas H. Lowder and James K. Lowder. Thomas H. Lowder, James K. Lowder, Robert
E.  Lowder  and  CCI are  collectively  referred  to  herein  as the  "Reporting
Persons."


Item 3.           Source and Amount of Funds or Other Consideration

         The increase in the number of Common Shares reported as beneficially owned by the Reporting Persons, compared to the number of Common Shares reported as beneficially owned in Amendment No. 1 to this Schedule 13D, resulted from purchases of additional Common Shares or Units by Thomas H. Lowder and James K. Lowder using their personal funds or funds borrowed from a commercial lender pursuant to the Issuer's Executive Unit Purchase Plan.


Item 5.           Interest in Securities of the Issuer

         (a)-(b) The Reporting Persons beneficially own, in the aggregate, 4,945,975 Common Shares of the Issuer (which includes 4,231,770 Common Shares issuable upon redemption of Units and 206,327 Common Shares issuable upon exercise of options that are currently exercisable or become exercisable within 60 days). The Common Shares beneficially owned by the Reporting Persons represent approximately 18.22% of the outstanding Common Shares as of December 17, 2002 (assuming that all of the Common Shares underlying Units owned by the Reporting Persons, and all of the Common Shares issuable upon exercise of options owned by the Reporting Persons that are currently exercisable or become exercisable within 60 days, were outstanding on December 17, 2002).

         Of the Common Shares beneficially owned by the Reporting Persons, Thomas H. Lowder has sole voting and dispositive power with respect to 354,310 Common Shares, including (a) 89,902 Common Shares which he owns outright, (b) 14,538 Common Shares owned in the Issuer's 401(k) Plan, (c) 4,000 Common Shares owned by a trust for the benefit of his children, (d) 132,827 Common Shares issuable upon the exercise of options held by him which are currently exercisable or become exercisable within 60 days, (e) 43,500 Common Shares issuable upon the exercise of options held by a trust for the benefit of his children which are currently exercisable or become exercisable within 60 days, and (f) and 61,574 Common Shares owned by EPJV. Pursuant to an amendment to EPJV's joint venture agreement dated February 17, 1995, Thomas H. Lowder is the sole Managing Agent of EPJV and, as such, has the sole power to vote and the sole power to dispose of Common Shares beneficially owned by EPJV.

         Thomas H. Lowder also has sole voting and dispositive power with respect to 1,568,977 Common Shares issuable upon redemption of outstanding Units, including (a) 466,521 Units he owns outright, (b) 89,285 Units he owns indirectly through THL Investments, LLC, (c) 195 Units owned by a trust for the benefit of his children, and (d) 1,012,976 Units owned by EPJV.

         James K. Lowder has sole voting and dispositive power with respect to 156,353 Common Shares, including (a) 80,408 Common Shares which he owns outright, (b) 31,745 Common Shares owned in the Issuer's 401(k) Plan, (c) 19,200 Common Shares owned by him custodian for his children, and (d) 25,000 Common Shares issuable upon the exercise of options which are exercisable within 60 days.

         James K. Lowder also has sole voting and dispositive power with respect to 556,001 Common Share issuable upon redemption of outstanding Units, including
(a) 446,521 Units he owns outright, (b) 89,285 Units he owns indirectly through JKL Investments, LLC, and (c) 195 Units owned by a trust for the benefit of his children.

         Each of Thomas H. Lowder and James K. Lowder owns 50% of CCI, which owns 175,296 Common Shares and 1,369,396 Common Shares issuable upon redemption of Units. By virtue of their control of CCI, each of Thomas H. Lowder and James
K. Lowder is deemed to have shared voting and dispositive power with respect to all Common Shares beneficially owned by CCI.

         Robert E. Lowder has sole voting and dispositive power with respect to 31,215 Common Shares and 5,000 Common Shares issuable upon the exercise of options which are currently exercisable or become exercisable within 60 days. Robert E. Lowder also has sole voting and dispositive power with respect to 737,201 Common Shares issuable upon redemption of Units which he owns outright and 195 Common Shares issuable upon redemption of Units owned by a trust for the benefit of his children.

         (e) Under an amendment to EPJV's joint venture agreement dated February 17, 1995, Thomas H. Lowder became the sole Managing Agent of EPJV, with sole voting and dispositive power over the Common Shares beneficially owned by EPJV. Accordingly, Robert E. Lowder ceased to be a beneficial owner of more than 5% of the Issuer's outstanding Common Shares on February 17, 1995. Hereafter, Robert
E. Lowder will no longer be a Reporting Person.



Item 7.           Material to Be Filed as Exhibits

         Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  Colonial Commercial Investments, Inc.


                                  By: /s/ P.L. McLeod, Jr.
                                  -----------------------------
                                    Name: P.L. McLeod, Jr.
                                   Title: President




                                  Thomas H. Lowder
                              /s/ Thomas H. Lowder
                              --------------------------------


                                  James K. Lowder
                              /s/ James K. Lowder
                              --------------------------------


                                  Robert E. Lowder
                              /s/ Robert E. Lowder
                              --------------------------------



December 18, 2002

                                                                      Exhibit A


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each in turn of this statement and any subsequent amendments thereto.


                                  Colonial Commercial Investments, Inc.


                                  By: /s/ P.L. McLeod, Jr.
                                 -----------------------------
                                    Name: P.L. McLeod, Jr.
                                   Title: President




                                  Thomas H. Lowder
                              /s/ Thomas H. Lowder
                              --------------------------------



                                  James K. Lowder
                              /s/ James K. Lowder
                              --------------------------------



                                  Robert E. Lowder
                              /s/ Robert E. Lowder
                              --------------------------------


December 18, 2002